EXHIBIT A

PRESS RELEASE

Press Release No. 04-16

METALLICA RESOURCES ANNOUNCES THIRD QUARTER RESULTS

November 5, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its third quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results will be available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Selected Financial Data (unaudited)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003
Net income (loss)	$1,649,917	$(1,326,066)	$(213,971)	$(2,078,800)
Basic and diluted loss per share	0.02	(0.03)	—	(0.05)
Cash flows from (used for) operating activities	(641,058)	(490,378)	(1,566,110)	(1,105,912)
Cash flows from (used for) investing activities	(1,799,622)	(614,694)	(17,458,632)	(3,498,177)
Cash flows from (used for) financing activities	—	(4,682,045)	(5,548,355)	4,889,281
Foreign exchange (loss) gain on foreign cash held	1,851,729	296	368,577	393

Increase (decrease) in cash and cash equivalents	$(588,951)	$(5,786,821)	$(24,204,520)	$285,585

	Sept. 30,	December 31,
	2004	2003
Current assets:
Cash	$41,905,536	$66,110,056
Value-added tax and other current assets	1,438,000	415,878

Total current assets	43,343,536	66,525,934
Mineral properties and deferred expenditures	44,499,335	26,574,390
Fixed assets and other assets	453,555	253,524

Total assets	$88,296,426	$93,353,848

Current liabilities:
Accounts payable and accrued liabilities	$492,933	$597,771
Other current liabilities	—	229,896
Acquisition debt — Cerro San Pedro project	—	5,959,740

Total current liabilities	492,933	6,787,407
Reclamation and closure cost obligation	199,300	—

Total liabilities	692,233	6,787,407
Shareholders’ equity:
Share capital	107,550,814	106,786,049
Contributed surplus	25,033	—
Warrants	7,373,839	7,469,578
Stock options	964,954	6,675
Deficit	(28,310,447)	(27,695,861)

Total shareholders’ equity	87,604,193	86,566,441

Total liabilities and shareholders’ equity	$88,296,426	$93,353,848

The Company reported net income of $1,649,917 ($0.02 per share) for the three months ended September 30, 2004 as compared to a loss of ($1,326,066) ($0.03 per share) for the three months ended September 30, 2003. The increase in net income of $2,975,983 in the current period is primarily due to an increase in foreign exchange gains of $1,851,433 on cash balances held in Canadian dollars resulting from a strengthening of the Canadian dollar relative to the U.S. dollar at September 30, 2004 as compared to June 30, 2004, and a decrease in write-down of mineral properties and deferred expenditures in the current period on various Chilean exploration projects totaling $675,691.

The Company reported a loss of ($213,971) ($0.00 per share) for the nine months ended September 30, 2004 as compared to a loss of ($2,078,800) ($0.05 per share) for the nine months ended September 30, 2003. The decrease in loss of $1,864,829 in the current period is primarily due to an increase in interest income and income from option payments in the current period totaling $920,454, along with a $698,291 decrease in write-downs of mineral properties and deferred expenditures in the current period.

The Company’s cash and cash equivalents decreased by $588,951 for the three months ended September 30, 2004 as compared to a decrease in cash and cash equivalents of $5,786,821 for the three months ended September 30, 2003. The $5,197,870 decrease in 2004 cash outflows is primarily due to a $5 million acquisition debt payment to Glamis in 2003 relating to the Cerro San Pedro project. The Company also had an increase in foreign exchange gains in the current period totaling $1,851,433 due to a strengthening of the Canadian dollar, which was partially offset by an increase in current period expenditures on mineral properties and deferred expenditures, principally the Cerro San Pedro project, of $1,205,083.

The Company’s cash and cash equivalents decreased by $24,204,520 for the nine months ended September 30, 2004 as compared to an increase in cash and cash equivalents of $285,585 for the nine months ended September 30, 2003. The $24,490,105 increase in 2004 cash outflows primarily results from an increase in payments in the current period to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $6,328,067, an increase in expenditures on mineral properties and deferred costs totaling $8,481,636 due to the commencement of construction at the Cerro San Pedro project in February 2004 and a decrease in proceeds from the issuance of common shares and warrants from $9,470,525 in the preceding period versus nil in the current period.

The Company had working capital of $42,850,604 at September 30, 2004 as compared to working capital of $59,738,527 at December 31, 2003. The $16,887,923 decrease in working capital results primarily from expenditures relating to the Cerro San Pedro project that were incurred during the nine months ended September 30, 2004: $5,000,000 for contingent purchase price payments, $2,250,000 for a royalty, and $10,396,345 million for project development, construction and mineral property costs. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.7 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.